SIT DIVIDEND GROWTH
RISK/RETURN PROFILE

SIA DIVIDEND GROWTH
DIVIDEND GROWTH ACCOUNTS
7 YEARS ENDING MARCH 31, 2012





Relative Average Quarterly Returns in Rising and Falling Markets
(December 2003 to March 2012)
5%
4%
3%
2%
1%
0%
0.1%
2.5%
Rising Market
Falling Market

PLEASE SEE DISCLOSURE ON REVERSE SIDE

Disclosure

Sit Investment Associates (SIA) manages institutional investment accounts and serves as investment adviser to the Sit Mutual Funds, including the Sit Dividend Growth Fund. The tables contain composite information of all SIA accounts managed in the Dividend Growth strategy. Contact Steve Benjamin (612-359-2554, spb@sitinvest.com) at SIA for further information.

The prospectus for the Sit Dividend Growth Fund contains its investment objective, risks, and charges and expenses, as well as other information, and should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.